Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.Form S-3 (File No.333-278523)

of Brookfield Renewable Corporation (the “Company”) of our reports dated February 28, 2025, with respect to the consolidated statements of financial position of the Company as at December 31, 2024 and 2023 and the consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2024 included in this Annual Report on Form 20-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 28, 2025